SKADDEN, ARPS, SLATE, MEAGHER & FLOM

PARTNERS

CHRISTOPHER W. BETTS

WILL H. CAI ^

GEOFFREY CHAN *

CHI T. STEVE KWOK *

EDWARD H.P. LAM ♦*

HAIPING LI *

RORY MCALPINE ♦

CLIVE W. ROUGH ♦

JONATHAN B. STONE *

^ (ALSO ADMITTED IN CALIFORNIA)

♦ (ALSO ADMITTED IN ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYERS

ANDREW L. FOSTER (NEW YORK)

Z. JULIE GAO (CALIFORNIA)

BRADLEY A. KLEIN (ILLINOIS)

世達國際律師事務所 42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com

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May 29, 2018

VIA EDGAR

Barbara C. Jacobs, Assistant Director

Folake Ayoola, Special Counsel

Jeff Kauten, Attorney-Advisor

Craig Wilson, Senior Assistant Chief Accountant

Rebekah Lindsey, Staff Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:                 Uxin Limited (CIK No. 0001729173)
Response to the Staff’s Comments on the Draft Registration Statement on
Form F-1 Confidentially Submitted on May 4, 2018

Dear Ms. Jacobs, Ms. Ayoola, Mr. Kauten, Mr. Wilson, Ms. Lindsey:

On behalf of our client, Uxin Limited, a company organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated May 22, 2018 on the Company’s draft registration statement on Form F-1 confidentially submitted on May 4, 2018 (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company is filing its registration statement on Form F-1 (the “Registration Statement”) and certain exhibits via EDGAR to the Commission for the initial public filing pursuant to the Jumpstart Our Business Startups Act (the “JOBS Act”).

To facilitate your review, we have separately delivered to you today five courtesy copies of the Registration Statement, marked to show changes to the Draft Registration Statement, and two copies of the submitted exhibits.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

In addition to adding and revising disclosure in response to the Staff’s comments, the Company has updated the Registration Statement to include its unaudited consolidated financial statements as of March 31, 2017 and reflect the Company’s other recent developments.

The Company respectfully advises the Staff that it intends to file an amendment to the Registration Statement on F-1 containing the estimated price range and offering size on or about June 12, 2018 and commence roadshow activities thereafter. The Company would appreciate the Staff’s continued assistance to help the Company meet this timeline.

The Company has updated the disclosure in the Registration Statement to reflect certain industry and market data as at March 31, 2018 and encloses as Annex A hereto the industry survey dated April 2018 (the “Industry Survey”) commissioned by the Company and prepared by Beijing Ipsos Market Consulting Co., Ltd.. The Company also encloses as Annex B hereto the relevant portions of the industry and market data disclosed in the Registration Statement along with their corresponding support from the English translation of the Industry Survey.

General

1.                                      We have received your application dated May 14, 2018 requesting confidential treatment for certain portions of Exhibits 10.47, 10.48 and 10.49 to your registration statement. We will promptly review the application for confidential treatment. Comments, if any, will be provided in a separate letter. Please be advised that your registration statement will not be declared effective until all issues relating to your confidential treatment request have been resolved, including the filing of the relevant exhibits on EDGAR.

The Company respectfully acknowledges the above.

Risk Factors

Risks Related to Our Business and Industry

We rely on a limited number of third-party financing partners..., page 19

2.                                      We note your response to prior comment 3. We also note that in 2017, your largest financing partner provided 51.9% of funding for loans facilitated through your platform and your other two financing partners in 2017 provided 26.8% and 21.4% of funding, respectively. Additionally, we note that your loan facilitation revenues attributable to your three financing partners in 2017 were US$65.9 million, US$41.7 million and US$32.3 million, respectively; representing 47.1%, 29.8% and 23.1% of your loan facilitation revenues in 2017. As such, we are unable to agree with you that the identity of the defaulting financing partner is not material information.

•                  Please revise your disclosure to clarify whether the defaulting financing partner is your largest financing partner or one of the other two financing partners.

The Company respectfully advises the Staff that it has revised the disclosure on page 19 of the Registration Statement to disclose that defaulting financing partner is one of its three financing partners in 2017 but not the largest financing partner.

•                  Please tell us why you believe the financing partner’s liquidity concerns are “temporary” and “isolated.”

The Company respectfully advises the Staff that it has revised the disclosure on page 19 of the Registration Statement regarding the incident and that it believes that the incident was rare because the Company has resumed normal business relationship with the financing partner, who currently provides funding to the new loans facilitated by its platform according to the contractual arrangement.  In addition, as the Company continues to diversify its funding sources, a given financing partner’s own liquidity concerns will have less impact on the Company’s business and results of operations in the future.

•                  Please clarify whether your financing partners are obligated, pursuant to your agreement with them, to find alternative funding sources to fund these auto loans when there has been a breach of agreement with the company. To the extent they are not, please revise to so state.

The Company respectfully advises the Staff that it has revised the disclosure on page 19 of the Registration Statement to disclose that the financing partners are legally obligated to fund the loans. The particular means to meet the aforementioned obligation are not specified under the agreements between the Company and the financing partners.

•                  If your financing partners are unable to find alternative funding sources, please tell us whether you believe you have alternative sources of financing that can be obtained on similar terms as those provided by the financing partner if such an incident were to occur in the future.

The Company respectfully advises the Staff that it believes that if such an incident were to occur in the future, the Company will be able to find alternative funding sources on similar terms as the Company continue to diversify its funding sources.

Any failure by our VIEs or their shareholders to perform their obligations..., page 37

3.                                      Please revise your disclosure to state, if true, that the arbitration provisions relate to the claims arising out of the contractual relationship created by the VIE agreements, rather than claims under the United States federal securities laws and do not prevent shareholders of the company from pursuing claims under the United States federal securities laws.

The Company respectfully advises the Staff that it has included the disclosure on page 39 of the Registration Statement to clarify that disputes arising from the VIE agreements will be resolved through arbitration in China. The referred arbitration provisions do not prevent shareholders of the Company from pursuing claims under the United States federal securities laws.

Notes to Consolidated Financial Statements

Note 25. Share-Based Compensation, page F-61

4.                                      You disclose that your accounting for stock options granted to Grantees considers the IPO performance condition, the “Corporate Transaction,” as a not probable condition of the awards until actually completed. Accordingly you have not accrued compensation cost to date under ASC 718. However you apparently have considered it probable that a “Qualified IPO” will be completed and recognized compensation cost earlier for the key management grantees as fully vested at December 31, 2017 “given the Qualified IPO is expected to be consumed [sic] within 6 months.” Please clarify here and throughout the filing the different notions of IPO probability for a “Corporate Transaction” versus “Qualified IPO” and provide us with the accounting guidance in support of your distinctions and accounting treatment. Please advise or revise.

In response to the Staff’s comment, the Company respectfully clarifies that, both the completion of “an IPO” and “a Corporate Transaction” as disclosed in Note 25 are considered performance conditions for the stock options award.  The Company follows the guidance under ASC 718 for not accruing any compensation costs to date for all other grantees except for the key management grantees, because neither of the two performance conditions is deemed probable as of yet.  The Company  references guidance under ASC 718, which requires the recording of compensation cost for awards with performance conditions if and when the Company concludes that it is probable that the performance condition will be achieved.  ASC 718’s use of the term probable is consistent with the term’s use in ASC 450, Contingencies, which refers to an event that is likely to occur.

As for the compensation costs that were recognized earlier for the key management grantees as of December 31, 2017, the Company respectfully advises the Staff that, this was supported by specific legal term as exercise condition for the key management grantees’ stock options, which states, “Vested Options may not be exercised until the earlier of (i) any day commencing from the day that is six (6) months prior to the anticipated consummation of an IPO, or (ii) the day immediately prior to the consummation of a Corporate Transaction.” Please be noted that the exercise condition for non-key management and for employees are “the earlier of (i) the day of the consummation of an IPO, or (ii) the day immediately prior to the consummation of a Corporate Transaction.”

Based on the above exercise term highlighted for the key management grantees, the term “6 months prior to the anticipated consummation of an IPO” is interpreted to mean 6 months prior to the company’s first public filing of its registration statement.  Accordingly, the Company will record compensation expense for key management grantees when it concludes it is probable that within 6 months the Company will complete its first public filing.  Therefore, the compensation cost for key management grantees would generally be recognized earlier than for both the management and the employee grantees because their exercise terms are based upon the consummation of an IPO or a Corporate Transaction; either of these two conditions are not usually considered within the Company’s control, and therefore the compensation costs related to these performance conditions are not recorded until the event occurs. With that, in accordance with the Company’s IPO timelines and the actual status of the progress made, the Company anticipated its first public filing to occur around June, 2018, therefore the Company started to record the compensation costs only for the key management grantees in December, 2017 (6 months prior to the “anticipated consummation of an IPO”).

The Company further respectfully advises the Staff that notions of the probability for the “Corporate Transaction” and “Qualified IPO” remain consistent throughout the filing.

5.                                      Similarly, ensure consistency of disclosure with Note 24, “Accounting for preferred shares,” where you disclose that “...all Preferred Shares are automatically converted upon a Qualified IPO, the effectiveness of a Qualified IPO is not within the control of the Company and is not deemed probable to occur for accounting purposes until the effective date of the Qualified IPO.” This disclosure appears to conflict with Note 25 where you appear to disclose a Qualified IPO is probable by recognition of compensation costs for key management grantees. Please advise or revise.

The Company respectfully advises the Staff to refer toits above response to the comment to Question 4.

Exhibit Index, page II-6

6.                                      We note your response to prior comment 16 where you state that you separately submitted to the staff a copy of the Borrower Service Agreement, Financing Leasing Series Contracts, and Tri-party Loan Agreement. Please note that we have not received the materials and will continue to monitor for the issue.

The Company respectfully advises the Staff that copies of the Borrower Service Agreement, Financing Leasing Series Contracts, and Tri-party Loan Agreement on May 4, 2018 and an additional copy has been re-delivered  to the Staff on May 23, 2018.

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +852 3740-4863 or via e-mail at julie.gao@skadden.com or Derek Shao, partner at PricewaterhouseCoopers Zhong Tian LLP, by telephone at +86 21 2323-3533 or via email at derek.shao@cn.pwc.com. PricewaterhouseCoopers Zhong Tian LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

Enclosures

cc:                                Kun Dai, Chief Executive Officer, Uxin Limited

Zhen Zeng, Chief Financial Officer, Uxin Limited

Will H. Cai, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Derek Shao, Partner, PricewaterhouseCoopers Zhong Tian LLP

Li He, Partner, Davis Polk & Wardwell LLP

James C. Lin, Partner, Davis Polk & Wardwell LLP